 Exhibit 99.1

CIBC Reaches Agreement to Sell Majority Stake in CIBC FirstCaribbean

Bank to Retain 24.9% Minority Stake Under the Terms of the Agreement

TORONTO, Nov. 8, 2019 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that it has reached an agreement to sell a significant portion of its majority stake in CIBC FirstCaribbean ("FirstCaribbean") to GNB Financial Group Limited ("GNB"). Under the terms of the agreement, GNB is acquiring 66.73% of FirstCaribbean shares from CIBC for total consideration of US$797 million, which represents a company valuation of approximately US$1,195 million, subject to closing adjustments to reflect certain changes in FirstCaribbean's book value prior to closing.

"We continue to build a relationship-oriented bank for a modern world, and this strategic transaction will sharpen our focus on our core businesses," said Shawn Beber, Senior Executive Vice-President, General Counsel and Corporate Development, CIBC. "FirstCaribbean is a well-performing business and we believe this transaction will support its long-term growth prospects while creating value for its stakeholders as well as those of CIBC. As an investor in FirstCaribbean, we intend to work closely with GNB Financial Group to support continued growth for the business."

"FirstCaribbean will remain the strong entity it is today, committed to servicing its clients in the region," said Jaime Gilinski, Chairman of GNB Financial Group Limited. "I have been impressed by the strength and stability of FirstCaribbean and am excited about its prospects for the future."

GNB is wholly owned by Starmites Corporation S.ar.L, the financial holding company of the Gilinski Group. The Gilinski Group has banking operations in Colombia, Peru, Paraguay, Panama, and Cayman Islands with approximately US$15 billion in combined assets.

The total consideration is comprised of approximately US$200 million in cash and secured financing provided by CIBC for the remainder. Following the close of the transaction, CIBC will remain a 24.9% minority shareholder of FirstCaribbean and will benefit from various minority shareholder protections, as well as liquidity rights in respect of its minority stake.

CIBC's Common Equity Tier 1 capital ratio is expected to improve by over 40 bps on closing. The transaction is expected to result in an after-tax loss of approximately C$135 million that will be recognized in the fourth quarter of 2019, representing a reduction of the carrying value of goodwill related to FirstCaribbean. Upon closing, CIBC will realize accumulated foreign currency translation gains relating to FirstCaribbean, estimated to be approximately C$280 million based on exchange rates as of October 31, 2019, and will also recognize the impact of any closing adjustments and its minority stake.

The agreement is expected to be completed in 2020, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals, and both CIBC and GNB are working closely to ensure a smooth transition for clients and team members.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our potential normal course issuer bid purchases and about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy.  We do not undertake to update any forward-looking statement except as required by law.

About CIBC

CIBC is a leading Canadian-based global financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

SOURCE CIBC

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For further information: Alice Dunning, Investor Relations, 416-861-8870, alice.dunning@cibc.com; Tom Wallis, Communications & Public Affairs, tom.wallis@cibc.com, 416-980-4048

CO: CIBC

CNW 08:30e 08-NOV-19